**Mail Stop 4561**

June 8, 2006

David J. Wagner
Senior Vice President, Finance
and Chief Financial Officer
Entrust, Inc.
One Hanover Park, Suite 800
16633 Dallas Parkway
Addison, TX  75001

      **Re:    Entrust, Inc.**
                  **Form 10-K for the Fiscal Year Ended**
                  **December 31, 2005**
                  **Filed March 3, 2006**
                  **Form 8-K Filed April, 2006**
                  **File No. 000-24733**

Dear Mr. Wagner:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                Sincerely,

                Kathleen Collins
                Accounting Branch Chief